Exhibit 99.1

News Release
B2Gold Reports Continued Strong Operating Performance, Record Gold Production
And Third Quarter Gold Revenues of $128.7 Million

Vancouver, November 14, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the third quarter and nine months ended September 30, 2013. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the third quarter and year-to-date include:

2013 Third Quarter Highlights

•	Gold revenue of $128.7 million, an increase of $61.7 million from the third quarter of 2012
•	Gold sales of 93,429 ounces
•	Record quarterly gold production of 98,992 ounces, an increase of 135% over the third quarter of 2012
•	Consolidated operating cash costs of $653 per ounce of gold, a significant improvement over budgeted operating cash costs of $725 per ounce and $732 per ounce reported in the second quarter
•	Net income of $7.9 million ($0.01 per share)
•	Adjusted net income of $12.4 million ($0.02 per share)
•	Cash flow from operating activities before changes in non-cash working capital of $32 million ($0.05 per share), an increase of $3.5 million over the third quarter of 2012
•	Cash and cash equivalents of $283.7 million at quarter end
•	On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million

2013 Nine Month Year-To-Date Highlights

•	Record gold revenue of $406.2 million, an increase of $218 million over the same period in 2012
•	Record gold sales of 274,710 ounces
•	Record attributable gold production of 260,736 ounces, an increase of 130% over the same period in 2012
•	Consolidated operating cash costs of $699 per ounce of gold, a significant improvement over budgeted operating cash costs of $746 per ounce of gold
•	Net income of $41.1 million ($0.07 per share)
•	Adjusted net income of $60.0 million ($0.10 per share)
•	Cash flow from operating activities before changes in non-cash working capital of $108.6 million ($0.17 per share), an increase of $25.4 million over the same period in 2012
•	Construction at the Otjikoto Mine in Namibia remains on schedule and on budget

Subsequent Events

•
On October 28, 2013, the Company and Volta Resources Inc. (“Volta”) announced that they had signed a binding letter agreement pursuant to which B2Gold has agreed to acquire all of the outstanding common shares of Volta at the agreed exchange ratio of 0.15 B2Gold shares for each Volta share held which represents a purchase price of approximately Cdn.$0.42 per Volta share and a total equity value for Volta of approximately $63 million based on the fully-diluted in-the-money Volta shares outstanding.

•
On November 5, 2013, the Company announced additional positive drilling results from the exploration program at the Otjikoto project in Namibia. These drill results from the Wolfshag zone further indicate the potential to outline a higher grade resource that could lead to the future expansion of production and/or an increase in the mine life.

•
Typhoon Haiyan, which struck the Philippines on November 8, 2013, had no significant impact on the Masbate mine or well-being of employees. B2Gold has pledged $1 million for relief and reconstruction efforts.

Financial Results for the Third Quarter

Gold revenue for the third quarter of 2013 was $128.7 million (which included a non-cash amount of $9.4 million described below) on sales of 93,429 ounces at an average price of $1,378 per ounce compared to $67.1 million on sales of 39,668 ounces at an average price of $1,691 per ounce in the 2012 third quarter.
With the recent Masbate Mine acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the third quarter of 2013 was 98,992 ounces, an increase of 135% compared to the same period in 2012. Gold production from the Masbate Mine in the Philippines accounted for 113% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua accounted for the remaining 22% increase.

Consolidated operating cash costs for the quarter totalled $653 per ounce of gold, a significant improvement over budgeted operating cash costs of $725 per ounce and the $732 per ounce reported in the second quarter of 2013. Consolidated all-in-sustaining costs for the quarter were $995 per ounce.

In the third quarter of 2013, the Masbate Mine in the Philippines accounted for $59.5 million (which included a non-cash amount of $9.4 million described below) of gold revenue from the sale of 41,557 ounces, the Libertad Mine in Nicaragua accounted for $51.4 million (Q3 2012 - $44.9 million) of gold revenue from the sale of 38,572 ounces (Q3 2012 – 26,463 ounces) while $17.8 million (Q3 2012 - $22.2 million) was contributed by the Limon Mine in Nicaragua from the sale of 13,300 ounces of gold (Q3 2012 – 13,205 ounces).

Gold revenue of $128.7 million included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition.

Adjusted net income was $12.4 million ($0.02 per share) compared to $19.7 million ($0.05 per share) in the same period of 2012. Adjusted net income was lower in the current quarter mainly due to higher general and administrative costs of $2.6 million and an increase in realized derivative losses of $2 million. Interest expense and current income taxes were also higher by $1.1 million and $0.7 million, respectively.

For the third quarter of 2013, the Company generated (GAAP) net income of $7.9 million ($0.01 per share) compared to $14.5 million ($0.04 per share) in the equivalent period of 2012.

Cash flow from operating activities before changes in non-cash working capital was $32 million in the third quarter of 2013 compared to $28.4 million in the third quarter of 2012, an increase of 12% compared to the third quarter of 2012 (despite a 24% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue).

On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million (see “Liquidity and Capital Resources” section). For accounting purposes, the Company has designated the notes at fair value through profit or loss. Transaction costs directly attributable to the issuance of the notes were fully expensed in the statement of operations in the amount of $9 million. During the quarter ended September 30, 2013, the Company recorded a gain of $8.6 million in the statement of operations, relating to the change in fair value of the notes.

Financial Results Year-To-Date

For the first nine months of 2013, consolidated gold revenue was a record $406.2 million compared to $188.3 million in the same period in 2012. With the recent Masbate Mine acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, consolidated attributable gold production for the first nine months of 2013 was a record 260,736 ounces, an increase of 130% compared to the same period in 2012. Gold production from the Masbate Mine in the Philippines accounted for 108% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua accounted for the remaining 22% of the increase. The Company is projecting its fifth consecutive record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces.

Consolidated cash operating costs of $699 per ounce were a significant improvement over budgeted consolidated cash operating costs of $746 per ounce. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over original guidance of $685 to $730 per ounce. Forecast consolidated cash operating costs for fiscal 2013 are expected to be in the range of $675 to $690 per ounce.  Consolidated all-in-sustaining costs for the nine months ended September 30, 2013 were $1,092 per ounce.

Adjusted net income was $60.0 million ($0.10 per share) in the nine months ended September 30, 2013 compared to $61.2 million ($0.16 per share) in the comparative period.

For the nine months ended September 30, 2013, the Company generated (GAAP) net income of $41.1 million ($0.07 per share) compared to $41 million ($0.11 per share) in the equivalent period of 2012.

Cash flow from operating activities before changes in non-cash working capital was $108.6 million in the first nine months of 2013 compared to $83.3 million in the prior year.

Operations

Masbate Gold Mine

Third quarter production at the Masbate Mine in the Philippines was 47,643 ounces of gold at a cash operating cost of $735 per ounce from 1,706,181 tonnes of ore milled at an average grade of 1.05 grams per tonne (“g/t”) gold. This compares to budget of 45,014 ounces at a cash operating cost of $851 per ounce. The higher than budgeted gold production was a result of improvements arising from changes in pit sequencing and higher mill throughputs. The significant reduction in cash operating costs per ounce resulted from a combination of lower levels of waste movement, lower than budgeted drilling and blasting costs, insurance cost reductions and higher than budgeted gold production.

First nine months attributable production at the Masbate Mine in the Philippines was 122,433 ounces of gold at a cash operating cost of $791 per ounce, compared to budgeted attributable production of 126,637 ounces at a budgeted cash operating cost of $858 per ounce. The main reason for lower than expected production was the temporary suspension of mining operations for seventeen days in June 2013, to replace a process pipeline. Overall, Masbate production for full year 2013 (including non-attributable pre-acquisition production of 7,087 ounces) is expected to fall within the Company’s previously released guidance range of 175,000 to 185,000 ounces.

Gold sales from the Masbate Mine totalled 41,557 ounces in the third quarter of 2013 at an average realized price of $1,432 per ounce, generating revenue of $59.5 million (which included a non-cash amount of $9.4 million related to the amortization of deferred revenue).

Year-to-date, the Masbate Mine generated gold revenue of $209.1 million (which included a non-cash amount of $28.2 million related to the amortization of deferred revenue) from the sale of 137,201 ounces at an average price of $1,524 per ounce.

Capital expenditures in the three and nine months ended September 30, 2013 totalled $10 million and $20.8 million, respectively, mainly for the tailings dam expansion, major overhauls to mining equipment, a new workshop and funds related to the new SAG mill purchase.

At the Masbate Mine in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (revised from $11 million) is underway with four drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program is comprised of reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching is being carried out on a number of priority target areas outside of the current resource.

Typhoon Haiyan Update

Millions of people have been affected by Typhoon Haiyan (locally named Yolanda) which swept through the Philippines on November 8th. With winds gusting up to 270km/h, parts of the low-lying islands were completely flattened and many hundreds of thousands of people have been displaced.

The eye of Haiyan passed well south of Manila, and about 100 km south of Masbate Island, where B2Gold´s Masbate Mine is located.

Emergency response preparations at the Masbate Mine were under way well before the onset of the storm to ensure that the mine infrastructure was well protected and that our employees had access to safe shelters.  As a consequence, there has been no significant impact on the operations. All infrastructure and services remain fully functional, including supply chain.  B2Gold thanks its employees and contracting associates for their proactive management and we express our relief that no injuries occurred on site.

The Masbate Mine also supported its surrounding communities to mitigate the impact of the storm. Evacuation centres were identified and utilized – some were buildings constructed by our social development fund in previous years. The company has also made its Emergency Response Team available to the Philippine relief effort. The island of Masbate itself is not without impact but it has fared much better than other locations in the Philippines.

Post typhoon assessment will reveal the totality of the impact on the Philippines. B2Gold has committed to supporting the immediate rescue and relief efforts as well as the later phase of rebuild and rehabilitation. B2Gold today announces a donation of $1,000,000 towards supporting these efforts.

Nicaraguan Operations

La Libertad Gold Mine

The Libertad Mine continued its strong performance in the third quarter of 2013, establishing a new quarterly production record of 37,311 ounces of gold. Gold production increased in the quarter by over 26% compared to both the second quarter of 2013 and third quarter of 2012. Gold production at the Libertad Mine also exceeded budget in both the three and nine month periods ended September 30, 2013, at lower than budgeted per ounce cash operating costs.

In the third quarter of 2013, the Libertad Mine produced 37,311 ounces of gold at a cash operating cost of $545 per ounce from 524,209 tonnes of ore milled at an average grade of 2.36 g/t gold. This compares to budget of 36,492 ounces at a cash operating cost of $570 per ounce. The main reasons for the improved production and related lower cash operating costs per ounce at the Libertad Mine were improved recoveries (94.3% compared to 92% budget) and better grade (2.36 grams per tonne compared to 2.22 grams per tonne) which offset slightly lower throughput from operations due to higher than normal rainfall.

Total production for the first nine months from the Libertad Mine was 96,017 ounces of gold at a cash operating cost of $593 per ounce compared to budgeted production of 94,812 ounces at a budgeted cash operating cost of $608 per ounce. The main reasons for the improved production and lower than budgeted cash operating costs at the Libertad Mine were better grade and improved recoveries, offset by marginally lower mill throughput.

Gold production for the full year of 2013 is expected to remain within the Company’s previously announced guidance of 131,000 to 137,000 ounces. Cash operating costs for the second half of 2013 have been revised lower to $500 to $530 per ounce, compared with previous guidance of $515 to $545 per ounce. Forecast cash operating costs for fiscal 2013 are expected to be in the range of $555 to $570 per ounce.

Cash operating costs for 2013 were budgeted to increase over 2012 due to higher strip ratios, higher energy, consumables, and contractor mining costs. Offsetting these costs is the production increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

Gold sales from the Libertad Mine totalled 38,572 ounces (Q3 2012 – 26,463 ounces) in the third quarter of 2013 at an average realized price of $1,333 per ounce (Q3 2012 - $1,697 per ounce), generating revenue of $51.4 million (Q3 2012 - $44.9 million).

During the nine months of 2013, the Libertad Mine generated gold revenue of $134.4 million from the sale of 94,109 ounces at an average realized price of $1,428 per ounce, compared to $129 million from the sale of 77,671 ounces at an average realized price of $1,661 per ounce inthe same period of 2012.

Total capital expenditures in the third quarter of 2013 were $5.5 million. Deferred stripping, mainly at the Santa Maria and Mojon West pits, totalled $1.4 million and Jabali capital costs were $3.2 million. Jabali costs included completion of the haul road (final bridge) and land purchases. Year-to-date capital expenditures totalled $25.8 million, including deferred stripping, mainly at the Santa Maria pit, of $8.5 million, Jabali capital costs of $11.3 million, improvements to the processing plant of $2.1 million and equipment purchases of $1.0 million.

For full year fiscal 2013, the Company has budgeted capital costs at Libertad (including Jabali) of approximately $38.5 million (revised down from $45.6 million). The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

The Libertad exploration budget for 2013 is approximately $4.2 million (reduced from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground and continued exploration on a number of regional targets, including the San Juan trend, Chamarro-Socorro trend, Cerro Quiroz and others.

El Limon Gold Mine

The Limon open pit and underground mine had another strong quarter, producing 14,038 ounces of gold in the third quarter of 2013, an increase of approximately 10% compared to the corresponding quarter in 2012. For the first nine months of 2013, gold production increased by approximately 22% over the same period in 2012. Gold production at the Limon Mine exceeded budget in both the three and nine month periods ended September 30, 2013, at lower than budgeted per ounce cash operating costs.

In the third quarter of 2013, the Limon Mine produced 14,038 ounces of gold at a cash operating cost of $658 per ounce from 111,895 tonnes of ore milled at an average grade of 4.29 g/t at a processed gold recovery of 91.5%, compared to budget of 13,921 ounces at a cash operating cost of $728 per ounce. Lower than budgeted underground mining costs contributed to the significant reduction in cash operating costs per ounce.

For the first nine months of 2013, gold production was 42,286 ounces at a cash cost of $669 per ounce, compared to a budget of 40,705 ounces at a cash cost of $719 per ounce. Cash costs were lower than budget mainly due to higher than expected gold production and reduced underground operating costs. Cash costs decreased by 10% compared to the same period in 2012. Year-to-date, gold production increased 22% and was higher than budget as a result of delivering higher grade ore primarily from the Santa Pancha underground mine and Veta Nueva open pit to the mill and higher plant through-put.

For the full year of 2013, gold production at the Limon Mine is expected to be at the top end of the Company’s previously announced guidance of 54,000 to 58,000 ounces. For the second half of 2013, as a result of Limon Mine’s strong operating performance, cash operating costs are now forecast to decrease to $635 to $655 per ounce, compared to previous guidance of $720 to $750 per ounce. Forecast cash operating costs for fiscal 2013 are expected to be in the range of $655 to $665 per ounce.

Gold sales from the Limon Mine totalled 13,300 ounces in the third quarter of 2013 (Q3 2012 – 13,205 ounces) at an average realized price of $1,338 per ounce (Q3 2012 - $1,678 per ounce), generating revenue of $17.8 million (Q3 2012 - $22.2 million).

For the nine months ended September 30, 2013, the Limon Mine generated gold revenue of $62.7 million (2012 - $59.3 million) from the sale of 43,400 ounces (2012 – 35,710 ounces) at an average price of $1,444 per ounce (2012 - $1,659 per ounce).

Capital expenditures in the third quarter of 2013 totalled $4.5 million which included $1.1 million of deferred underground mine development, and $2.0 million of improvements and expansion of through-put capacity to the processing plant. Other capital expenditures included equipment purchases and deferred stripping. Year-to-date, capital expenditures totalled $12.5 million, primarily for $3.1 million of deferred underground mine development, $2.3 million of deferred stripping charges, $3.1 million of improvements to the processing plant. Other costs include mine improvements and expansion of through-put capacity to the processing plant and equipment purchases.

Capital expenditures at the Limon Mine in 2013 were originally budgeted to total approximately $21.7 million but have been reforecast to $20.4 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

The 2013 Limon exploration budget is approximately $4.3 million (reduced from $5.7 million) to fund approximately 13,500 metres (reduced from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

Otjikoto Development Project, Namibia

The Company previously announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013). The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce.

Construction commenced January 2013 and will continue into the fourth quarter of 2014. It is anticipated that gold will be produced during the fourth quarter of 2014 with a ramp up to full production in early 2015. All mining equipment for the initial stages of mine development has arrived at site and strip mining has commenced. Mining has removed more than 1.6 million cubic meters of material and includes the first successful blast in July 2013. All mining is being completed by a B2Gold workforce. Work at the mill has focused on development of the necessary infrastructure needed to complete the mill erection and stockpiling of the necessary sand and aggregate for concrete and engineered fill material. This includes erection of the construction shop and office complex. Additionally, a concrete batch plant has been constructed and is being used to pour foundations for the mill structures. At the mill, all major excavations have been completed and engineering backfill has been placed and approved by an independent third party (SRK, South Africa). Additionally, the leach tank base rings have been installed and installation of the tanks began in October 2013. More than 95% of all earthworks have been completed. The penstock structure has been substantially completed, underdrain piping has been installed, and 35% of the liner has been installed. It is anticipated that this structure will be completed in the fourth quarter of 2013 (in time to capture rainfall from the rainy season in the pond). The mancamp has been completed and is open for employees. It is anticipated that as many as 600 people will live in the camp by the end of 2013. Currently, B2Gold Namibia employs more than 450 people.

Pre-production expenditures for the nine months ended September 30, 2013 totalled approximately $121.6 million (on a cash basis), including mobile equipment purchases of $41.2 million, power plant costs of $15.5 million and prestripping costs of $4.1 million.

Gramalote Development Project, Colombia

An independent audit of the Gramalote mineral resource was completed in June 2013 and delivery of the prefeasibility study is now estimated to be late November 2013, which will allow for a project decision on whether to proceed with a bankable feasibility study in 2014.

The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

The 2013 forecast for Gramalote expenditures is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million). This is a reduction of approximately $26 million from the original budget estimate of $118 million.

Liquidity and Capital Resources

The Company ended the third quarter of 2013 with cash and cash equivalents of $283.7 million compared to cash and cash equivalents of $95.7 million at June 30, 2013. Working capital at September 30, 2013 was $314.2 million compared to working capital of $120.9 million at June 30, 2013. On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million (net proceeds of $249.7 million after transaction costs). The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018.

As at September 30, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at September 30, 2013. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

Outlook

As outlined above B2Gold is pleased to report on another excellent quarter. The Company continues its strong operating performance from La Libertad and Limon mines in Nicaragua and the Masbate mine in the Philippines, with another new quarterly gold production record.

The Company is maintaining its guidance for a fifth straight year of increased gold production in 2013, with consolidated production forecast to be between 360,000 to 380,000 ounces from its three producing mines. Forecast consolidated cash operating costs for fiscal 2013 are expected to be in the range of $675 to $690 per ounce of gold.

In 2014, the Company is forecasting another record year of gold production of between 395,000 to 420,000 ounces at a consolidated cash operating cost of $680 to $705 per ounce of gold.

For the Masbate mine, gold production is expected to be between 190,000 and 200,000 ounces of gold with a cash operating cost of $785 to $815 per ounce. Annual plant capacity will rise slightly after the Masbate SAG mill change out in the second quarter of 2014, to 6.85 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is underway. A decision on this will be made until at the end of the first quarter of 2014.

For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces with cash operating costs of between $540 and $555 per ounce. Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013. Jabali will provide 17 percent of process plant feed, at a forecast grade of 2.99 grams of gold per tonne.

For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces with a cash operating cost of $690 to $705 per ounce. The development of improved backfill systems will result in a higher extraction rate for underground ore.

At the Otjikoto project in Namibia, recently announced additional positive exploration drilling results from the Wolfshag zone indicate the potential to outline a larger higher grade resource that could lead to the future expansion of production and/or an increase in the mine life.

Construction of the Otjikoto open pit gold mine, which commenced in January 2013, is on schedule and on budget. Otjikoto is scheduled to commence production in the fourth quarter of 2014.

Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). All mining equipment for the initial stages of mine development has arrived at site and strip mining has commenced. Mill infrastructure is being developed, installation of the leach tanks began in October and the man camp has been completed and is open. More than 95% of all earthworks have been completed.

The current average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

The recently discovered higher grade Wolfshag zone near the currently planned Otjikoto pit, indicate the potential to extend the mine life and / or increase annual gold production.

With the Otjikoto mine in production, the Company is projecting total 2015 gold production of approximately 550,000 ounces, based on current assumptions.

Growth Strategy

The recent announcement of the acquisition of Volta Resources by B2Gold highlights the Company’s commitment of growth through exploration and acquisition opportunities while maximizing the value of our operating mines and development projects.

This acquisition (subject to the approval of at least 66⅔% of the votes cast of the shareholders of Volta) will add an 81% interest in the Kiaka gold project in Burkina Faso, Africa to B2Gold’s development portfolio and a 100% interest in two additional gold exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and contained in Volta’s current independent technical report released in January 2013. The Company plans to complete a Final Feasibility Study on the Kiaka project in 2014.

The addition of the Kiaka gold project significantly enhances the Company’s gold leverage and adds a significant, high quality asset with a well-defined resource and low technical risk to the Company’s portfolio with the potential to contribute meaningfully to the Company’s impressive future production growth profile.

Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset.

In light of the recent significant decline in gold price, the Company has modified its capital and exploration expenditures program for the remainder of 2013, and 2014. The Company continues to prioritize maximizing strong operating and financial performance, controlling costs, while remaining focused on developing its growth projects, funding them partly from cash from operations and keeping debt at manageable levels. Exploration will focus primarily on mine site and brownfields exploration.

The Company’s strong cash from operations, combined with its recent completion of the $258.75 million convertible senior subordinated notes and $100 million available for drawdown under the Company’s Senior Credit Facility leaves us in a solid cash position.

In conclusion we are pleased to report another strong quarter and believe the Company is well positioned for continued success and growth.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the third quarter results on Thursday, November 14, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-9534 or toll free 800-952-6845 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 8357616). The webcast of the call can be accessed from B2Gold’s website at www.b2gold.com.

Qualified Persons for Masbate Reserves and Resources

The new mineral resource was compiled and verified under the supervision of Mr. Tom Garagan, P.Geo., B2Gold Senior Vice President Exploration, a Qualified Person as defined under NI 43-101 and is based on the assumptions, qualifications and procedures set out in the “NI 43-101 Technical Report Masbate Gold Project Republic of Philippines” dated June 20, 2012.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production and other activities on the company’s properties, anticipated technical reports and feasibility studies, the potential for expansion of resources and reserves, the closing of the Volta Resources acquisition and the benefits expected therefrom, and potential acquisitions.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; risks associated with regulatory and other approvals required for the closing of the Volta Resources acquisition; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”.  U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves”.  Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s Industry Guide 7 does not recognize them or permit U.S. companies to disclose them in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.  In addition, this press release uses the term “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.